UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report: December 8, 2017

(Date of earliest event reported): October 19, 2017

GREEN LEAF INVESTMENT FUND INC.

(Exact name of issuer as specified in its charter)

Nevada

(State or other jurisdiction of incorporation)

47-4128000

(I.R.S. Employer Identification No.)

340 W. 42nd St, FL 2, P.O. Box 2455
New York, NY 10036

 (Full mailing address of principal executive offices)

Issuer’s telephone number, including area code: (631)-991-5461

Title of each class of securities issued pursuant to Regulation A: Common stock, par value $0.0001

Item 1. Fundamental Changes

As of October 19, 2017, Green Leaf Investment Fund Inc. (the “Issuer”) entered into a Purchase Agreement with Green Leaf Gardens, LLC incorporated in the state of Oregon.  This agreement is filed as an exhibit to this report on Form 1-U.

Green Leaf Investment Fund, Inc. acquired 20% equity in Green Leaf Gardens, LLC in exchange for 5,000,000 shares of Green Leaf Investment Fund Inc.’s common stock.

As of December 5, 2017, Green Leaf Investment Fund Inc. (the “Issuer”) entered into a Purchase Agreement with SDPlex Co., LTD incorporated under the laws of Seoul Korea.  This agreement is filed as an exhibit to this report on Form 1-U.

Green Leaf Investment Fund, Inc. acquired 5% equity in SDPlex Co., LTD in exchange for 4,166,666 shares of Green Leaf Investment Fund Inc.’s common stock.

Item 7. Appointment or Departure of Certain Officers

On December 6, 2017, Patrick O’Donnell resigned as our Chief Operating Officer and John Prettitore as our Chief Financial Officer. On the same day our Board of Directors and majority shareholder’s approved to and appointed Douglas DiSanti as the Company’s Chief Financial Officer and Chief Operating Officer.

On December 5, 2017, our Board of Directors and majority shareholder’s approved to and appointed Robert Hoban, Damon Bates and Mauricio Sernande III to the Advisory Board. The companies advisory board provides nonbinding strategic advice to the management team of Green Leaf Investment Fund, Inc. The advisory board does not have authority to vote on corporate matters or bear legal fiduciary responsibilities.

Item 8. Certain Unregistered Sales of Equity Securities

On December 6, 2017, upon resignation, John Prettitore and Patrick O’ Donnell returned their 500,000 shares of preferred stock back to the company, respectively. On the same day our Board of Directors and majority shareholder’s approved the issuance of 1,000,000 shares of preferred stock to Douglas DiSanti. Douglas DiSanti will operate as the companies’ CEO, CFO and COO. The shares were issued at par value ($0.0001) and were gifted to the individual. Every share of preferred stock has voting rights equivalent to 20 shares of common stock (20:1).

On December 5, 2017, the Company issued Robert Hoban 1,000,000 shares of common stock to join the companies Advisory Board. The shares were issued at par value ($0.0001) and the issuance was approved on the same day by our Board of Directors and majority shareholders of the company.

Exhibit Index

Exhibit No.	Document
6	Purchase Agreement with Green Leaf Gardens, LLC dated October 19, 2017
6	Purchase Agreement with SDPlex Co., LTD dated December 5, 2017

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Green Leaf Investment Fund Inc.

Date: December 8, 2017	By:	/s/ Douglas DiSanti
Douglas DiSanti
Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Douglas DiSanti	Chief Executive Officer	December 8, 2017
Douglas DiSanti	(Principal Executive Officer)

/s/ Douglas DiSanti	Chief Financial Officer	December 8, 2017
Douglas DiSanti	(Principal Financial Officer)